SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: May 22, 2013

List of materials

Documents attached hereto:

i)   Press Release announcing Sony Corporate Strategy Meeting FY2013; Implementation of Consistent Corporate Strategy and Acceleration of Transformation Initiatives to
Enhance Overall Sony Group’s Corporate Value.

News & Information	Sony Corporation 1-7-1 Konan, Minato-ku Tokyo

No.13-065E
May 22, 2013

Sony Corporate Strategy Meeting FY2013

Implementation of Consistent Corporate Strategy and Acceleration of
Transformation Initiatives to Enhance Overall Sony Group’s Corporate Value

Tokyo, May 22, 2013 – Sony Corporation (“Sony” or “the Company”) has been accelerating initiatives to revitalize and grow its electronics business based on the corporate strategy announced on April 12, 2012, while further growing the Entertainment and Financial Services businesses that have been contributing stable profit, in order to enhance the entire Sony Group’s ability to heighten corporate value.

Following the appointment of the current management team in April 2012, the Company implemented a series of measures focused on rapidly transforming Sony.  Achievements resulting from these measures during the fiscal year ending March 31, 2013 (“FY12”) include the following:

Sony Group Key Achievements in FY12

-	Continued growth of sales and profit in the Entertainment and Financial Services businesses
-	Strategic investment and foundation-building for new business creation and strengthening core electronics businesses
-	Enhancement of financial foundations and management structure through business portfolio realignment, asset sales and structural reform
-	Significant improvement in TV business on path to profitability
-	Reinforced Sony’s sales and marketing operations in emerging markets
-	High value-added products developed and launched in core electronics businesses

As a result of these achievements, the Company was able to accomplish its target set at the beginning of FY12 of returning net income attributable to Sony’s stockholders to profit.  The target of returning the electronics business to profit remains an ongoing challenge that Sony will continue to address in the fiscal year ended March 31, 2014 (“FY13”).

In FY13, within the electronics business, Sony is continuing to implement the five key initiatives announced in April 2012, and taking into account changes in the business environment, is updating its strategies for the three core electronics businesses.  In the entertainment and financial services businesses, Sony will seek to further strengthen profitability.  In addition, the Company is continuing to strengthen the overall financial foundations of the Sony Group.

Sony Group FY13 Key Strategies
1.	Reinforce the Electronics Business
●	Accelerate execution of updated strategies in the three core businesses (Mobile, Imaging and Game)
●	Return the TV business to profitability

●	Accelerate the execution of growth strategies in emerging markets that leverage the overall strength of the Sony Group
●	Reinforce new businesses (such as Medical and Security) to deliver sustained growth
●	Further realign Sony’s business portfolio
2.	Further strengthen profitability in the Entertainment and Financial Services businesses
3.	Continue to reinforce Sony’s financial foundations

Specific measures to accelerate the execution of updated strategies in the three core electronics businesses and the TV business’ return to profit are as follows.

Mobile Business

In the smartphone and tablet businesses, where continued market growth is anticipated, Sony will aim to achieve further business growth while also enhancing profitability.  The Company also intends to accelerate the speed with which it develops and rapidly delivers compelling products to customers that incorporate the best of Sony’s technologies, and to further elevate the mobile “Watch,” “Listen” and “Create” experiences.  The Company also aims to execute the timely launch of new and highly competitive products that build on the success of XperiaTM Z, which has been enthusiastically received across markets worldwide. By further strengthening relations with major operators globally and expanding sales channels, Sony is seeking to secure a leading position in each of its focus markets around the globe.  As a result of these measures, Sony aims to achieve sales of 1.5 trillion yen and operating income margin of 4% in its mobile business, comprising smartphones and tablets, by the fiscal year ending March 31, 2015 (“FY14”).  Regarding PCs, in view of the changes the market and business environment have undergone in the past year, the Company is implementing a strategic realignment that initially prioritizes profitability improvement over sales expansion with the aim of returning the business to profit in FY13.

Imaging Businesses

Placing image sensors, a particularly strong category for Sony, at its core, Sony is concentrating the focus of its imaging businesses on creating value-added products, while aggressively exploring new applications for its imaging technologies in both the consumer and professional markets.  In terms of image sensors, the Company will continue to commercialize new sensor technologies capable of differentiating finished products, for use in a range of consumer and professional applications.  The Company also plans to engage in aggressive capital investment in order to meet the robust demand for these components.  At the same time, Sony is also developing technologies that further expand the range of sensor applications, including sensors capable of sensing beyond the visible light spectrum, and sensors capable of detecting and categorizing different types of information.  For the professional market, Sony will continue to reinforce its professional camera lineup centering on 4K-compatible cameras, as well as cameras for cinematography.  The Company will also target further business growth by extending the scope of its digital imaging technologies to new business areas such as security, sports and medical, and will reallocate resources accordingly.  In the consumer market, where business conditions continue to shift rapidly, Sony aims to expand sales of value-added compact digital still cameras by introducing models that leverage Sony’s image sensor technologies to further enhance image quality, and also incorporate feature enhancements such as reduced size and weight, and higher-powered zoom.  Sony will also seek to firmly maintain its number one global market share in the growing mirrorless lens camera category.  Through these measures, Sony will target sales of 1.3 trillion yen and an operating profit margin of more than 10% across the image sensor, professional, and consumer categories by FY14.

Game Business

“PlayStation 3” continues to deliver stable hardware and software sales, and Sony will continue to reinforce the business’ position as a stable source of profit.  In particular, the Company will seek to grow sales of content and services through PlayStation Store and contribute to profit.  For “PlayStation Vita” (“PS Vita”), the Company will aim to secure further sales and profit through various hardware sales initiatives and the introduction of compelling software titles.  The next generation platform, “PlayStation 4” (“PS4”) will launch this year-end holiday season.  PS4 will deliver a quality gaming experience only possible through a dedicated gaming system, and will also enable smartphone and tablet users to share in the enjoyment of PS4, even without owning one themselves.  Furthermore, customers who own both PS4 and PS Vita will be able to experience new services and game entertainment.  Sales of digital downloads are increasing rapidly as the delivery of game content transitions from disc media to sales over the network.  The Company is also working towards streaming PlayStation games by leveraging the cloud technologies of Gaikai Inc., acquired last year.  This would enable the PlayStation experience to be enjoyed across a wide range of products, providing significant opportunities for further business expansion.  As a result of these measures, Sony will target sales of 1 trillion yen and operating income margin of 2% in the game business in FY14.  Going forward, Sony aims to significantly expand its business model around PS4, to transition the business to further growth in the fiscal year ending March 31, 2016 (“FY15”) and beyond.

The mobile, imaging and game businesses will continue to be the core businesses that drive Sony’s electronics business growth.  Sony is projecting that approximately 65% of total sales and approximately 80% of operating income for the entire electronics business will be generated by these three businesses by FY14.

TV Business

Within the TV business, Sony is continuing to enhance product strength in order to increase sales and product value.  By incorporating unique, Sony-developed features such as the “X-Reality PRO” image processing engine and “Triluminos Display” wide color displays, Sony will continue to enhance the image and audio quality of its Full HD TV models, while also expanding its 4K LCD TV lineup.  In addition, in emerging markets where continued growth is expected, Sony will launch models tailored to meet local needs in order to increase sales volumes, while also continuing to reduce fixed and operational costs in order to return the business to profit in FY13.

Sony will execute the initiatives outlined above, together with its existing strategy of expanding business in emerging markets, creating new businesses and accelerating innovation, as well as realigning the business portfolio.

In the Entertainment businesses, the Pictures segment is aiming to focus on the production of motion picture titles with high profit potential, including globally popular franchises, and will seek to further develop its television production and television network businesses, which are areas where continued growth is anticipated, as stable sources of profit.  In the television network business, the Company will target further business expansion in rapidly growing markets such as India.  In the Music segment, the Company aims to increase market share by unearthing and nurturing exciting new talent, and also exploring various growth opportunities such as leveraging its music content for use across increasingly popular online music service platforms, in order to achieve further business growth.  In the music publishing business, which manages music publishing rights, Sony/ATV Music Publishing LLC began administering EMI Music Publishing’s world-class global music catalog, starting in June of 2012.  The Company plans to solidify its position as the top player in the industry through efficient management and strong creative decisions.

The Financial Services business will continue striving to deliver highly dependable services in order to maintain its high customer satisfaction ratings, and by doing so will seek to achieve steady profit growth.

As a result of these measures, by FY14 Sony aims to achieve the financial targets announced on April 12, 2012, which are sales of 8.5 trillion yen, operating income margin of more than 5%, and return on equity ("ROE") of 10% for the Sony Group overall, and sales of 6 trillion yen and operating income margin of 5% in its electronics business.

Sony will continue to implement rapid decision-making processes based on a unified “One Sony” approach that encompasses its electronics, entertainment and financial services businesses, so that it can continue to provide a range of products, services and content that inspires and fulfills curiosity, and delivers exciting experiences to customers around the world.

<For reference>  Overview of Sony Corporate Strategy announced on April 12, 2012
By implementing a rapid decision-making approach that draws on the strengths of the entire Sony Group as "One Sony", Sony aims to revitalize and grow the electronics business to generate new value, while further growing the Entertainment and Financial Services businesses that have been contributing stable profit.

Key initiatives to transform the electronics business:
1. Strengthening core businesses (Digital Imaging, Game, Mobile)
2. Turning around the television business
3. Expanding business in emerging markets
4. Creating new businesses and accelerating innovation
5. Realigning the business portfolio and optimizing resources

FY14 Financial Targets
● Sony Group overall: Sales of 8.5 trillion yen, operating income margin of more than 5%, and ROE of 10%
● Electronics business: Sales of 6 trillion yen and operating income margin of 5%
● Digital Imaging business (consumer, professional and image sensors): Sales of 1.5 trillion yen and double-digit operating income margin
● Game business: Sales of one trillion yen and operating income margin of 8%
● Mobile business (smartphones, tablets and PCs): Sales of 1.8 trillion yen and significant profitability improvement

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii)the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.